Exhibit 99.1

News Release

December 22, 2020

Turquoise Hill Provides Update on Funding Plan for Oyu Tolgoi

MONTREAL, December 22, 2020 - Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced that, as contemplated in its announcement on September 10, 2020 following the execution of the non-binding MOU with Rio Tinto, it has completed the first phase of its comprehensive funding review process, which involved the identification, market testing and evaluation of a range of funding options available to Oyu Tolgoi LLC. Based on this market testing, the most promising funding options for Oyu Tolgoi include a gold streaming transaction, a gold pre-sale transaction and an offering of global medium term notes/bonds (“GMTN”), with the potential to reduce the Company’s previously disclosed $3.0 billion projected base case funding requirement. Moreover, each identified funding option is expected:

•	to be capable of execution by Oyu Tolgoi LLC without the need for “completion support” from Rio Tinto;

•

to be achievable at a cost of capital that is lower than the Company’s estimated cost of equity and is competitive with the terms of Oyu Tolgoi’s existing project loans (particularly when the longer duration of the identified funding options is taken into account); and

•	if successfully executed, to be accretive to the estimated net present value of equity returns from Oyu Tolgoi LLC.

Turquoise Hill is providing the project’s co-owner, Erdenes Oyu Tolgoi LLC (“Erdenes”), and Rio Tinto with information concerning the findings of its market testing exercise, and of the Company’s preliminary conclusions on funding priorities and strategy.

“Our funding process has confirmed our belief that multiple sources of competitively priced non-equity capital are available to fund partially and potentially entirely the completion of Oyu Tolgoi’s world-class underground development,” said Ulf Quellmann, Chief Executive Officer of Turquoise Hill. “The funding options we’ve developed may, individually or in combination, create significant value for Oyu Tolgoi’s shareholders, including Turquoise Hill and seek to minimise or potentially eliminate the need for a dilutive rights offering by the Company. We look forward to continuing positive engagement with Erdenes, the Government, Rio Tinto and other stakeholders on funding as well as on a number of related issues.”

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“The results of our market testing are very encouraging, with inflation adjusted cost of capital indications being in the mid-to-high single digits across all identified funding options, and streaming being at the lower end of this range. We will now focus on finalising terms for a streaming transaction as soon as possible, and on completing preparations necessary for a potential inaugural offering of GMTN later in 2021. At the same time, we will continue to work with Rio Tinto, as well as Erdenes and the Government of Mongolia to implement the previously announced Memorandum of Understanding, including the proposed re-profiling of Oyu Tolgoi’s existing project debt and the sourcing of an additional US$500 million of supplemental senior debt,” said Luke Colton, Chief Financial Officer of Turquoise Hill.

Further Details on Financing Options

Based on indicative proposals from streamers and other market feedback, TRQ intends to continue its pursuit of the potential funding options, including:

•

a gold streaming transaction involving a significant up-front payment to Oyu Tolgoi, as well as deferred payments based on gold “spot” prices, in consideration of deliveries to one or more streamers of an agreed portion of gold produced from the Oyut deposit (which is currently being mined through Oyu Tolgoi’s open pit operations); and

•	one or more offerings of GMTN by Oyu Tolgoi with a tenor of at least 10 years and “bullet” principal repayment at maturity.

Conditions and Risks

Execution of the identified funding options (or any of them) by Oyu Tolgoi on the terms expected (or at all) is or may be subject to certain risks and uncertainties relating to the following matters, many of which are outside the Company’s control, including:

•

the availability of support and required consents or waivers (if any) from key stakeholders (including Erdenes, the Government of Mongolia and Rio Tinto) none of which, if required, can be assured and some of which may only be resolved following the outcome of the Company’s pending arbitration with Rio Tinto,which was announced on November 4, 2020;

•	commodity and bond market conditions;

•	reaching agreement with Oyu Tolgoi LLC’s existing project lenders on certain matters; and

•	Oyu Tolgoi’s open pit operations and the underground development, including securing an extension of the current power import arrangements and, prior to a GMTN offering, commencement of the undercut.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	2

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings; the expectations set out in the OTTR20; the timing and amount of future production and potential production delays; the timing of commencement of the undercut, as well as the timing and achievement of other key milestones; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaint filed against the Company; liquidity, funding sources, funding requirements and planning and the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU); the amount of any funding gap to complete the Oyu Tolgoi Project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s and Rio Tinto’s understanding regarding the raising of supplemental senior debt and the Company’s ability to raise supplemental senior debt; the Company’s and Rio Tinto’s understanding regarding the process for identifying and considering other funding options; the Company’s and Rio Tinto’s understanding regarding the scope and timing for an equity offering by the Company to address any remaining funding gap; the Company’s intention to prioritise funding by way of debt and/or hybrid financing over equity funding; the Company’s ability to execute on its non-equity financing options, including any proposed gold streaming or gold pre-sale transaction or GMTN offering; the Company’s expectation of the anticipated funding gap; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of SOPP and related amendments to the PSFA as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19 on the Company’s business, operations and financial condition; capital and operating cost estimates; the content of the definitive estimate; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

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Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance; the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MoU) as well as the commencement and conclusion of the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the accuracy of the definitive estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaint filed against the Company; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi as well as the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU); the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20 and the definitive estimate); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from

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those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s AIF, as supplemented by the “Risks and Uncertainties” section of the Q3 2020 MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Q3 2020 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	5